RECEIVED

2010 JUL 15 P 12:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

10016035

SUPPL

SUPPL

Our reference BB/jcd
Date July 5, 2010

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode June 2010 and the Pricing Supplements of June 2010 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

7/22

Press releases June 2010 Rabobank Group

Fire under control at Rabobank towers, Croeselaan Utrecht

27-6-2010 | Press Releases

Early on Sunday morning 27 June fire broke out on the top storeys of the Rabobank towers that are under construction on the Croeselaan in Utrecht. Around 6.30 on Sunday morning firefighters confirmed that the blaze was under control. Nobody was hurt in the fire.

The fire brigade, police and building contractor have confirmed that there is no risk of collapse in the building and that there are no safety issues for local residents. The cause of the fire has still to be established. After a technical investigation to clarify the nature and scale of the damage, it will be determined what extra work is needed and what the impact of the fire will be on the opening of the new building. There may well be some delay in completion of the building works.

On Monday customers and staff will be able to gain access to the Rabobank offices at the Croeselaan as normal.

Keen to establish a banking presence in India

22-6-2010 | Press Releases

Rabobank is seeking regulatory approval to establish a banking presence in India. The move is part of the bank's international strategy to focus on major growth markets with a strong food and agriculture base.

The bank has been present in India since 1998 through Rabo India Finance (a 100% owned non-bank finance subsidiary) and through a minority stake in Yes Bank. Under Indian banking regulations Rabobank must reduce its shareholding in Yes Bank if it wants to establish its own banking presence. In the press release announcing the reduced stake (from 15.9% to 4.9%) Sipko Schat, Member of Rabobank's Executive Board confirms his continuing support and confidence in the future of Yes Bank, one of the best performing new private sector banks in India.

The Indian economy is expected to grow at around 8% of GDP in the next three years. As a global food and agribusiness bank, Rabobank is keen to participate in India's further growth in these and other sustainable sectors like renewable energy and clean technology.

Rabo India Finance (RIF) focuses mainly on the Food & Agribusiness, providing advice on how to improve efficiency in the agricultural chain. RIF also advises companies involved in mergers and acquisitions or which want to set up new businesses on the sub-continent.

Rabobank is also active in India through Rabo Development which advises cooperative banks located in India's rural areas and cities.

Asian companies on the rise in Global Dairy Top-20

21-6-2010 | Food and Agribusiness news

Rabobank's new Global Dairy Top-20 shows the recent growth of Japan and China in the world dairy sector. The Top-10 is still headed by Nestlé, and dominated by players from the mature markets of Europe and the US. But Japanese contender Meiji Dairies moved up 3 places to number 11, and Yili from China shot into the rankings for the first time at number 17.

Changing diets and strength in numbers are key to understanding the growth of demand in the Asian markets, according to Mark Voorbergen of Rabobank's Food & Agribusiness Research and Advisory. "The Chinese government is helping create a whole new generation of dairy consumers by promoting a school milk programme. So Chinese dairy companies will have ample opportunity to increase sales simply by keeping up with domestic market growth."

Supply and demand

Putting consumption into perspective, Mark contrasts the 300 litres of dairy products consumed per person per year in the Netherlands with the current 20 litres per person per year in China. "We expect the Chinese market to grow along the same lines as Japan or South Korea, from zero levels five years ago to a maximum of 50 litres per person per year."

But volume growth is only happening in developing regions like China, South East Asia and selected markets in the Middle East, Africa and Latin America. For the developed markets of Europe, the USA and New Zealand, the main growth challenge is to introduce new characteristics – often related to health and convenience - to standard dairy products that the consumer is willing to pay for.

On the supply side, land availability and climate will prove a challenge for Asian and South American companies moving forward. Decisions on whether to rely on imported raw materials or on developing a fresh supply chain locally or elsewhere will all influence the global market balance.

What's hot and what's not?

Brazil is tipped for the Top-20 next year, assuming successful completion of the new conglomerate made up of Itambé, Centro Leche, Confepar, Mineiras Cemil and Mines Milk. Mexico's Grupo Lala is also bubbling under, following its acquisition of National Dairy Holdings last year.

Fragmentation in the German market and the slow pace of consolidation between Nordmilch and Humana Milchunion has knocked Germany out of the Top-20 entirely this year. Bel, the French producer of 'La Vache qui rit' came in at number 19 but Mark Voorbergen expects it may lose its position once compatriots Entremont and Sodiaal complete their merger.

Although Japanese dairy consumption has probably reached its peak at around 60 litres per person per year, Meiji Dairies (11) and Morinaga (14) were able to improve their position over competitors thanks to the relatively stable yen and local prices. Newcomer Tine (20) probably benefited from the same advantages in the relatively protected Norwegian dairy sector. With over the half the companies on the Top-20

list in its client portfolio, Rabobank continues to build on its reputation as the leading global Food and Agribusiness bank.

Wout Dekker and Erik van de Merwe appointed to Supervisory Board of Rabobank Nederland

18-6-2010 | Other news

Wout Dekker (53) has been appointed by the General Meeting of Rabobank Nederland as a member of the Supervisory Board of Rabobank Nederland. "We are convinced that Mr Dekker is a candidate who fits in exceptionally well with the profile of leading a listed company with public/private interfaces," says Chairman of the Supervisory Board Dr. Lense Koopmans. "Mr Dekker is also familiar with the co-operative organisational form and fully supports it, which makes him ideally suited for this position."

Mr Dekker joined the Executive Board of Nutreco Holding N.V. on 1 January 1996 and has held the position of Chairman since 1 July 2000. Nutreco fulfils a leading position in the world of animal nutrition and fish feed. Mr Dekker's extensive network in the food & agri sector, which encompasses the government (Dutch Ministry of Agriculture, Nature and Food Quality), the business community (national and international) and the affiliated academic world, is extremely valuable for Rabobank in light of the bank's international strategy that is focused on the food & agri business. In addition Mr Dekker is well acquainted with Rabobank.

Erik van de Merwe (59) has been appointed by the General Meeting of Rabobank Nederland as a member of the Supervisory Board of Rabobank Nederland. He was nominated by Eureko to succeed Mr Overmars. "Mr Van de Merwe is currently a supervisory director at Eureko B.V., a holding company that includes co-operative service providers such as Achmea. He possesses many years of broadly-based banking experience and is well-versed in the topics of ICT, business ethics and risk management based on his (former) supervisory directorships and auxiliary positions. This makes him an excellent addition to our Supervisory Board," says Lense Koopmans.

Mr Van de Merwe began his banking career at ABN. He moved to Pierson, Heldring & Pierson in 1979 where he fulfilled various positions. Pierson, Heldring & Pierson and Bank Mees & Hope were merged in the early 1990s form MeesPierson, in connection with the merger of ABN and AMRO.

Mr Van de Merwe joined the Board of Directors of MeesPierson in 1996. This private bank was subsequently acquired by Fortis in 1997. As a result Mr Van de Merwe was appointed a member of the Board of Directors of Fortis Nederland N.V. in addition to his position on the Board of Directors of MeesPierson. He served as a member of the Board of Directors of Fortis AMEV N.V., Chairman of the Board of Directors of MeesPierson N.V., Chairman of the Board of Directors of Fortis Bank Nederland N.V. and CFO/CRO of the Fortis Bank Group. Since leaving Fortis in 2001, Mr Van de Merwe has concentrated on consultancy work and has held various supervisory directorships at a number of companies inside and outside the financial sector.

In addition to the appointment of Mr Dekker and Mr Van de Merwe, the General Meeting approved the reappointment of Dr Louise Fresco and Mr Antoon Vermeer as members of the Supervisory Board of Rabobank Nederland. Both had stepped down in accordance with the schedule for resignation by rotation. Dr Fresco and Mr Vermeer were nominated for reappointment due to their experience and qualities.

The current Supervisory Board of Rabobank Nederland is comprised of the following members: Dr Lense Koopmans (Chairman), Antoon Vermeer (Deputy Chairman), Irene Asscher-Vonk, Bernard Bijvoet, Tom de Bruijn, Wout Dekker, Dr Louise Fresco, Erik van de Merwe, Rinus Minderhoud, Dr Martin Tielen, Dr Cees Veerman and Dr Arnold Walravens.

Coffee prices are roasting hot

16-6-2010 | Food and Agribusiness news

With coffee prices reaching record highs, a new Rabobank research report checks out what's making the market hot up. Cold weather scares in Brazil, the strengthening cash market for Washed Arabica coffee, a buoyant Robusta coffee market and a tighter market structure have pushed prices up to their highest levels since December 2009.

According to Luke Chandler of Rabobank's Agri Commodity Markets Research department, the coffee market has shown impressive resilience to the macro meltdown of commodity prices. "The recent rises have taken many people by surprise. The expectation was that the large Brazilian coffee harvest would cause coffee prices on the New York International Continental Exchange (ICE) to fall."

Fellow Rabobank analyst Doug Whitehead: " Many experts believe that the strong coffee price is due to a production risk premium on account of cold weather in Brazil - the world's largest coffee producer. But in our opinion the price resilience has more to do with ongoing tight market conditions for Washed Arabica coffee. And there are some interesting dynamics at work in the futures market, making for a bullish longer-term outlook."

Commodity price concerns take edge off Australian farmer confidence

11-6-2010 | Food and Agribusiness news

The latest quarterly Rabobank Rural Confidence Survey shows a slight decline in confidence amongst Australian farmers. Falling grain and sugar prices, a locust plague, and the strength of the dollar contributed to the pessimism. But optimists were cheered by the best winter crop planting conditions for nearly 10 years. Confidence was strongest in the south eastern states of Victoria, New South Wales and Tasmania.

Twenty nine percent of the farmers surveyed expected conditions to improve in the coming year, down from 30 per cent in the previous quarter. The number of farmers expecting conditions to worsen rose to 23 per cent, up from 19 per cent last survey.

The recent depreciation in the Australian dollar should bring welcome relief for agricultural exporters, according to Peter Knoblanche, Rabobank General Manager for Rural Australia.
"The depreciation, which came after the survey was in field, will result in higher realised prices for most exporters, and help to counterbalance the impact of lower prices for producers of commodities such as grain and sugar."

The price for wheat and other grains has sent both confidence and investment intentions falling. "Despite the mediating influence of the lower dollar, the subdued wheat price remains a concern and we are seeing a number of farmers looking to plant alternatives as a result. The strong cotton price, upwards of $450 a bale, coupled with high rainfall in the north of New South Wales and southern Queensland, may see producers moving back to growing cotton."

Sugar prices were well down on the levels seen six months ago, although they are still above historic averages. The impact of rising input prices was most likely to be felt by those producers with low stocks of chemicals. The depreciating dollar, coupled with low supplier inventories and the reliance on imports, is expected to result in higher prices over the remainder of the year. Fertiliser stocks however are at higher levels and the feeling is that there will be less pressure on these prices.

Sunnier outlook for dairy and beef

Not surprisingly the sunniest outlook is found in the sectors enjoying both favorable weather conditions and firm or improving commodity prices. Dairy is still the most buoyant sector. Dairy producers have received firm signals from processors that opening prices for the 2010/11 season are likely to improve. This – coupled with irrigation water availability, widespread rain and softening feed prices – has helped to maintain sentiment at a three-year high.

Beef producers are still generally positive despite some uncertainty in the live trade export market. There remains some trepidation as import permits to Indonesia have been put on hold. This has impacted sentiment in the north of Queensland, Fortunately the season further south has been sufficient to hold prices for restocker cattle at quite high levels," Mr Knoblanche said.

Rising self confidence
The Rabobank survey showed a rise in the number of respondents expecting to improve performance in their business over the next year up to 39 per cent, from 36 per cent last quarter. This was significantly higher than farmers' expectations of the overall agricultural economy. Farmer's income expectations also increased. Overall, 34 per cent of respondents expected to have higher incomes over the next 12 months, compared with 32 per cent in the previous survey. The number of producers expecting lower gross farm incomes remained unchanged at 16 per cent.

Farmers' investment intentions also improved. A total of 90 per cent intended to maintain or increase the level of investment in their business, up from 88 per cent last quarter. Sugar and dairy producers continue to be the most likely to increase their investment, while grain producers were found to be the least likely, with 15 per cent of grain growers surveyed looking to decrease their total level of business investment.

The Rabobank Rural Confidence Survey has been conducted since 2000 by an independent research organisation interviewing an average of 1200 farmers throughout the country each quarter. The next results are scheduled for release in September 2010.

Next step in strategic partnership with Sicredi in Brazil

7-6-2010 | Economic news

After signing a Memorandum of Understanding in 2009, Rabobank Group has now obtained a 30% strategic stake in Banco Cooperativo Sicredi S.A., the central organisation of the 128 Sicredi credit cooperatives in Brazil. The agreement between the Rabobank Group and Sicredi is based on the solid joint cooperative background and their widely spread branch network in the inland parts of Brazil. The investment is subject to approval of the Brazilian Central Bank.

Through Rabo Development, Rabobank will provide technical assistance and expertise to Sicredi to expand their product portfolio in segments where Rabobank already has the necessary experience. The aim is to foster the development of micro, small and medium-sized enterprises in rural and urban areas. The ultimate goal of this partnership is to contribute to the development and strength of Sicredi and its members. Rabobank will be represented in Sicredi's Board of Directors as well as in the management of the bank.

"This is a long term strategic partnership between two institutions that have a lot in common," commented Ademar Schardong, Sicredi's CEO. "We believe this will further assist us in an ongoing improvement of our products for and services to our 1.6 million members."

Berry Marttin, member of the Executive Board of Rabobank Nederland and responsible for Rabo Development stated: "The objective of this participation is not only a financial return, but also to facilitate the development of the cooperative credit structure, improve access to finance and enable successful business operations in the Brazilian market. For Rabobank Group it is yet another step in strengthening its footprint in an important agricultural market."

Rabobank Group and Agricultural Bank of China sign Strategic Co-operation Memorandum of Understanding

| 4-6-2010 | Press Releases

Agricultural Bank of China (ABC) and Rabobank Group (Rabobank) signed a Memorandum of Understanding (MOU) to establish a strategic partnership to co-operate in various areas of business.

The MOU will seek to provide mutual assistance and sharing of experience in wholesale banking, rural finance, asset management and leasing, as well as exploring ways to unlock joint business opportunities. The agreement will provide a strategic framework of bilateral co-operation based on which detailed strategic co-operation agreements will be concluded in a later stage.

Under the MOU, Rabobank will provide technical support, training and expertise to ABC to strengthen ABC's capability especially in trade finance, leasing and rural banking as well as risk management. The strategic partnership provides Rabobank Group with an opportunity to strengthen its position in China. This supports Rabobank's ambition to be the leading global F&A bank with a visible presence in China. ABC also offers a distribution platform for Rabobank's various business lines.

In the area of wholesale banking, leasing and asset management, ABC and Rabobank will jointly explore opportunities to develop and distribute products through ABC's established network in China.

The MOU was signed by Mr. Pan Gongsheng, ExecutiveVice President of Agricultural Bank of China and Mr. Sipko Schat, member of the Executive Board of Rabobank Nederland and Chairman of Rabobank International's Wholesale Banking.

Mr. Sipko Schat said at the signing ceremony: " The collaboration with Agricultural Bank of China (ABC) underscores our commitment to the Chinese market. The strategic partnership enables Rabobank to leverage ABC's extensive branch network and reach out to a wider range of clients. Due to our shared orientation of being close to our clients, especially farmers, we believe both banks can create strong business synergies. ABC has established a far-reaching agri-related financial services business in urban and rural areas of China. Similarly, Rabobank is mainly focussed internationally on financing the food & agri value chain."

"As one of the first foreign banks entering into such a strategic partnership with ABC, Rabobank shows its commitment to leveraging its global network and experience to provide international wholesale banking and trade finance support to ABC's international corporate clients in the countries where Rabobank is present," Mr. Schat concluded.

Economic Research: Western Europe June update

3-6-2010 | Economic news

The start of 2010 saw all five largest eurozone economies expanding their volumes of economic activity. Until now though, that growth has leaned heavily on external demand and the temporary support from inventory formation. Households remain cautious amid weak labour markets. European sovereign debt poses a risk to brittle sentiment.

Germany – Growth will pick up strongly in Q2
The severe winter in Germany resulted in poor economic performance in the first quarter, as expected. Going forward, we maintain the view that activity will pick up markedly in Q2. But the risks to this outlook are still firmly tilted to the downside. The fiscal woes in the periphery continue to harbour great uncertainty, which has led to a drop in producer and consumer sentiment.

France – The long crawl back
The French economy seems to be out of the quagmire with GDP growing for the fourth consecutive quarter. Appearances can be deceptive however. The damage from the crisis is far from repaired, and growth dynamics are not yet really convincing. In the meantime the unemployment rate keeps rising while consumer confidence fades away. The road ahead will be a bumpy one.

Italy – Positive news dominates
The Italian economy avoided a relapse into recession, posting surprisingly strong 0.5% growth compared to Q1 last year. The growth composition is yet unknown, but probably shows a stronger net exports contribution than we had expected so far. The administration recently took a step towards fixing its damaged public finances by announcing a €24 bn austerity package to become effective in 2010-11.

Spain – A break from recession
The Spanish economy exited recession in the first quarter of 2010, but only just, and for now. Second quarter prospects are still good, but a relapse into recession in the second half of the year is very likely. Although exports should keep up the recovery, household and government spending will probably fall back.

The Netherlands – Slight growth in first quarter
Dutch economic data for the first quarter of 2010 show a slight economic expansion. In March Dutch households spent more, but in May they were slightly more pessimistic about the economic future. The volume of production rose in Q1. With world trade picking up, the majority of Dutch producers are showing optimism about the future.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

Rabobank U.S. Farm & Ranch Confidence Survey: Year-over-year income improving

2-6-2010 | **Food and Agribusiness news**

According to the new Rabobank U.S. Farm & Ranch Survey, year-over-year income for U.S. farmers and ranchers has improved significantly over findings in the previous two surveys.

"What's happening on U.S. farms and ranches mirrors the global economy. We're beginning to see improvement," said John Ryan, President and Chief Executive Officer for Rabo AgriFinance. "That improvement translates into some encouraging, albeit patchy, signs of recovery."

The Spring 2010 Rabobank U.S. Farm & Ranch Survey results show that U.S. producers report a 24 percent improvement in income since Fall 2009 while about half of U.S. producers state that their income was worse when compared to last year.

Future income expectations show the highest index value since the inception of the Rabobank U.S. Farm & Ranch Survey in 2008. Producers expect equal amounts of income improvement and income deterioration in the next 12 months.

Despite optimistic perspectives on increasing income, profits may lag. In fact, the survey found that 43 percent of participating producers reported a decline in profitability. Approximately 20 percent more producers reported higher input or "cost of doing business" costs than lower costs.

"U.S. agriculture has always been resilient in the face of many challenges," Ryan said. "Producers are accustomed to the cyclical nature of agriculture and are able to better manage their operations by thinking long term and adapting their operations for the future."

In addition to providing a snapshot of producers' income, the semi-annual Rabobank U.S. Farm & Ranch Survey also looks at the agriculture industry's economic and financial concerns, measures Rural Confidence, and investigates expansion plans.

Rural Confidence Index

A key measurement of this survey is the Rural Confidence Index, which is calculated as the percentage of producers who believe the ag economy will improve in the next year less the percentage who consider it will get worse.

Bigger is Better -- Sometimes

The Spring 2010 Rabobank U.S. Farm & Ranch Survey takes a general pulse of agriculture in the United States. Several survey items illustrate larger farms enjoy economies of scale, which tend to make them more optimistic.

"As with any business, there are benefits and challenges at any size and industry – agriculture is no different," Ryan said. "Every farmer or rancher has unique needs and business considerations. The key is finding the right balance for each operation."

Methodology

Insights from agricultural producers – communicated in the Spring 2010 Rabobank

U.S. Farm & Ranch Survey – were gathered by Kaliber Americas using Computer Assisted Telephone Interviews. Nearly 600 interviews were conducted in the last two weeks of March and early April. The sample group had a gross farm income of more than $250,000 with further splits for higher income groups in the three major U.S. agricultural regions.

Convergence trend likely to intensify in beverage industry

1-6-2010 | Food and Agribusiness news

Changing industry dynamics are expected to push beverage companies to increasingly look beyond their core segments to improve profitability. A new Rabobank report states that beverage companies are at a watershed moment. With an unprecedented level of margin pressure and changes in consumer preferences, they must develop new strategies to improve profitability.

A new Rabobank report titled Convergence in the Beverage Sector states that beverage companies are at a watershed moment. With an unprecedented level of margin pressure and changes in consumer preferences, they must develop new strategies to improve profitability.

The combination of changing consumer beverage preferences and an unprecedented level of retail pricing pressure has created a challenging environment for the beverage sector. To tackle some of those challenges, beverage companies often practice convergence through mergers and acquisitions, joint ventures, or distribution agreements between different segments of the beverage sector.

"Properly managed, convergence can be a means to grow revenues, increase operating efficiencies and improve the strategic positioning of a company's brand portfolio without cannibalising existing brands and avoiding potential anti-trust obstacles, " says Steven Rannekleiv, Executive Director of Rabobank's Food & Agribusiness Research and Advisory (FAR).

Revenue Growth

Beverage companies have often sought mergers and acquisitions as a means of growing revenues and creating operating efficiencies by leveraging existing assets and technology. However, acquiring competitors within their core segment is becoming increasingly complicated, either because of potential cannibalisation of brands or because of possible anti-trust issues. As a result, many beverage companies are expected to look for opportunities outside of their core segments.

For example, in the United States, the top three rum suppliers have 75 percent market share; the top three American whisky suppliers have 80 percent market share; and the top two beer competitors control 78 percent of the market. Additionally, Coca-Cola and PepsiCo control more than 65 percent of the total non-alcoholic beverage market (excluding dairy, coffee, tea, etc.) and more than 75 percent of the carbonated soft drink market.

"Clearly, the opportunities for growth within their core segments are now limited for these market leaders," says Rannekleiv. "Acquisitions outside a company's core

segment can allow the company to grow revenues and improve operational efficiency in a mature market without cannibalizing existing brands and without raising anti-trust concerns." Although revenue growth may be an obvious benefit of convergence, the opportunity to improve cost efficiencies is also important. Combining operations across segments can help reduce costs and maximise distribution efficiency.

Competitive edge

The convergence process can help beverage companies improve their strategic positioning by building a strong portfolio of must-have brands across numerous segments. While convergence helps improve negotiating strength with retailers, it can also improve a company's strategic positioning against competitors. By acquiring a complete portfolio of products, beverage companies can become a one-stop-shop for their clients, taking sales opportunities from competitors. "A full range of products gives a beverage company a key advantage over competitors that can only supply a limited range of products," says Rannekleiv.

Loans for farmers in Indonesia

1-6-2010 | **Food and Agribusiness news**

Rabobank Foundation has entered a partnership with the Dutch NGO Hivos to stimulate sustainable energy projects in developing countries. The first project will build 8,000 biogas installations for farming families in Indonesia. Local farmers interested in building the biogas installations can expect the first Rabobank microcredits by the end of June.

The goal of the Rabobank-Hivos partnership is to make sustainable energy accessible to more farmers and businesses. The microcredits provided by Rabobank to Hivos' 50 partner organisations will allow the NGO to roll out sustainable energy projects on a much larger scale. Rabobank will not only be able to open up funding to local farmers, but also to buy up the climate rights generated by the projects.

Biogas installations, which produce gas from cow and pig waste, are an excellent alternative to fossil fuels. The costs to the client of between 300 to 400 euro can be recouped over a number of years through savings on fossil fuels. The fertilisers generated by the system also have valuable agricultural uses. Biogas installations reduce greenhouse gas emissions by around 4 tons of CO_2 each year.

Final Terms

RECEIVED
2010 JUL 15 P 12:42

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2133A
TRANCHE NO: 7

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.00 per cent. Fixed Rate Notes 2009 due 15 January 2013 issued on 8 December 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 11 January 2010, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 5 February 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 10 March 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 30 March 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 4 May 2010) (the "Original Notes")

Issue Price: 101.835 per cent. plus 181 days' accrued interest from and including 8 December 2009 to but excluding 7 June 2010

TD Securities **Rabobank International**

The date of these Final Terms is 3 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2133A
	(ii)	Tranche Number:	7
			To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 550,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		101.835 per cent. of the aggregate nominal amount plus 181 days' accrued interest from and including 8 December 2009 to but excluding 7 June 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	7 June 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	8 December 2009
8	Maturity Date:		15 January 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 66.25 per Calculation Amount in respect of the period from, and including 8 December 2009 to, but excluding, 15 January 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names	**The Toronto-Dominion Bank**

		and addresses of Managers:	Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14*(a)*:	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.614525, producing a sum of (for Notes not denominated in Euro):	Euro 30,726,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes issued on 30 March 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Nationalǎ a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 51,687,671.23 (including 181 days' accrued interest)
(iii)	Estimated total expenses:	AUD 717,500 (comprising a combined management selling and underwriting commission of AUD 687,500 and Managers' expenses of AUD 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.206 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0469009285
(iii)	Common Code:	046900928
(iv)	German WKN-code:	A1AP78
(v)	Valoren Code:	CH10751512
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2227A
TRANCHE NO: 2

GBP 98,000,000 Floating Rate Notes 2010 due 28 May 2011 (the "Notes")
(to be immediately consolidated and form a single series with the Issuer's GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 28 May 2010)

Issue Price: 99.98 per cent. (plus 10 days' accrued interest from and including 28 May 2010 to but excluding 7 June 2010)

Morgan Stanley

The date of these Final Terms is 4 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**') This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2227A
	(ii)	Tranche Number:	2 (to be immediately consolidated and form a single series with the Issuer's GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011)
3	Specified Currency or Currencies:		Pounds Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 198,000,000
	(ii)	Tranche:	GBP 98,000,000
5	Issue Price:		99.98 per cent. of the aggregate nominal amount plus 10 days' accrued interest from and including 28 May 2010 to but excluding 7 June 2010

6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	7 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	28 May 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 28 May 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month GBP-LIBOR-BBA + 0.03 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Quarterly on 28 August 2010, 28 November 2010, 28 February 2011 and the Maturity Date

	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s)(Condition 1(a)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Deutsche Bank AG, London Branch
	(viii)	Screen Rate Determination (condition 1(a)):	Applicable
		- Reference Rate:	3 month GBP LIBOR BBA
		- Interest Determination Date:	The first day of each Interest Period
		- Relevant Screen Page:	Reuters page LIBOR01
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	+ 0.03 per cent.
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes**	GBP 50,000 per Calculation Amount

	and Index Linked Redemption Notes) of Each Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Morgan Stanley & Co. International plc 25 Cabot Square London E14 4QA United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.180000, producing a sum of (for Notes not denominated in Euro):	EUR 115,640,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 7 June 2010 The Notes are to be consolidated and form a single series with the GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 28 May 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5	**Operational information**	
(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0513669480
(iii)	Common Code:	051366948
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB
6	**General**	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 2015A
TRANCHE NO: 5

EUR 150,000,000 Floating Rate Notes 2010 *due* 22 May 2011 (the "Notes")

to be consolidated and form a single series with the Issuer's EUR 450,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 22 May 2009 (the "**Tranche 1 Notes**"), Issuer's EUR 200,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 27 July 2009 (the "**Tranche 2 Notes**") the Issuer's EUR 200,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 14 October 2009 (the "**Tranche 3 Notes**") and the Issuer's EUR 200,000,000 Floating Rate Notes 2010 due 22 May 2011 issued on 10 March 2010 (the "**Tranche 4 Notes**")

Issue Price: 100.449 per cent. (plus 16 days' accrued interest from (and including) 22 May 2010 to (but excluding) 9 June 2010)

Rabobank International

The date of these Final Terms is 7 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2015A
	(ii)	Tranche Number	5
3	Specified Currency or Currencies:		Euro ("EUR")

4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,200,000,000
	(ii) Tranche:	EUR 150,000,000
		(to be consolidated and form a single series with the Issuer's EUR 450,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 22 May 2009, the Issuer's EUR 200,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 27 July 2009, the Issuer's EUR 200,000,000 Floating Rate Notes 2009 due 22 May 2011 issued on 14 October 2009 and the Issuer's EUR 200,000,000 Floating Rate Notes 2010 due 22 May 2011 issued on 10 March 2010)
5	Issue Price:	100.449 per cent. of the Aggregate Nominal Amount
		(plus 16 days' accrued interest from (and including) 22 May 2010 to (but excluding) 9 June 2010)
6	(i) Specified Denominations:	EUR 50,000
	(ii) Calculation Amount:	EUR 50,000
7	(i) Issue Date:	9 June 2010
	(ii) Interest Commencement Date (if different from the Issue Date):	22 May 2010
8	Maturity Date:	22 May 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month EURIBOR + 0.45 per cent. Floating Rate
		(further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable

15	*Method of distribution:*		*Non-syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Quarterly The period commencing on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	22 February, 22 May, 22 August and 22 November in each year, from (and including) 22 August 2010 to (and including) the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s:	Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date:	The second TARGET Business Day prior to the first day in each Interest Period
		- Relevant Screen Page:	Reuters page 'EURIBOR01'
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	+ 0.45 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable

(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) *on the occurrence of an event* of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, *following certain* corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (*Condition 7(c)*):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an *Additional* Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender *Offer (Condition 8(c))*:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	*Rabobank International* Thames Court, One Queenhithe, London, EC4V 3RL, *United Kingdom*
38	*Applicable* TEFRA *exemption:*	D Rules
39	Additional *selling restrictions:*	Not Applicable
40	*Subscription period:*	Not Applicable

GENERAL

41	Additional steps that *may only be taken* following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 *Global* Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**	
(i)	*Listing:*	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 400
2	**Ratings**	

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i) Intended to be held in a manner Yes

	which would allow Eurosystem eligibility:	
(ii)	ISIN Code:	Temporary ISIN: XS0516767778 Permanent ISIN: XS0430266311
(iii)	Common Code:	Temporary Common Code: 051676777 Permanent Common Code: 043026631
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
5	**General**	
(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying	Not Applicable

	up the securities and for delivery of the securities:	
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2227A
TRANCHE NO: 3

GBP 35,000,000 Floating Rate Notes 2010 due 28 May 2011 (the "Notes")
(to be immediately consolidated and form a single series with the Issuer's GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 28 May 2010 and the Issuer's GBP 98,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 7 June 2010)

Issue Price: 99.98 per cent. (plus 12 days' accrued interest from and including 28 May 2010 to but excluding 9 June 2010)

Morgan Stanley

The date of these Final Terms is 7 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**') This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2227A
	(ii)	Tranche Number:	3 (to be immediately consolidated and form a single series with the Issuer's GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 28 May 2010 and the Issuer's GBP 98,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 7 June 2010)
3	Specified Currency or Currencies:		Pounds Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 233,000,000
	(ii)	Tranche:	GBP 35,000,000

5	Issue Price:		99.98 per cent. of the aggregate nominal amount plus 12 days' accrued interest from and including 28 May 2010 to but excluding 9 June 2010
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	9 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	28 May 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 28 May 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month GBP-LIBOR-BBA + 0.03 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.

(ii)	Specified Interest Payment Dates:	Quarterly on 28 August 2010, 28 November 2010, 28 February 2011 and the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s)(Condition 1(a)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Deutsche Bank AG, London Branch
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.03 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer	Yes

Notes only) (Condition 10(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice

is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square London E14 4QA United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	*Additional steps that may only be taken* following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.180000, producing a sum of (for Notes not denominated in Euro):	EUR 41,300,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 9 June 2010 The Notes are to be consolidated and form a single series with the GBP 100,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 28 May 2010 and the GBP 98,000,000 Floating Rate Notes 2010 due 28 May 2011 issued on 7 June 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0513669480
(iii)	Common Code:	051366948
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB

6 General

Not Applicable

RECEIVED
2010 JUL 15 P 12:42

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2208A
TRANCHE NO: 2

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 16 July 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 16 July 2013 issued on 5 May 2010 (the "Existing Notes")

Issue Price: 101.681 per cent. (plus 36 days' accrued interest from and including 5 May 2010 to but excluding the Issue Date)

RBC Capital Markets

The date of these Final Terms is 8 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement May 8, 2009 and set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated October 23, 2009 and December 8, 2009 (the "Conditions"), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2208A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate naNominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 50,000,000 On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes
5	Issue Price:		101.681 per cent.ana of the Aggregate Nominal Amount (plus 36 days' accrued interest from and including 5 May 2010 to but excluding the Issue Date)
~~6~~	~~(i)~~	~~Specified Denominations:~~	~~AUD 1,000 and integral multiples thereof~~
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	10 June 2010
	(ii)	Interest Commencement Date (if different from the	5 May 2010

	Issue Date):	
8	Maturity Date:	16 July 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 July in each year, commencing on 16 July 2010.For the avoidance of doubt, there will be a short first coupon in respect of the period from and including the Interest Commencement Date to but excluding 16 July 2010 (the "Short First Coupon").
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount, save as set out in Broken Amount hereunder
	(iv)	Broken Amount:	AUD 11.84 per Calculation Amount in respect of the Short First Coupon)
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	If syndicated, names and	Not Applicable

	addresses of Managers:	
	(iv) Stabilising Manager(s) (if any):	Not Applicable
	(v) Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London, EC4V 4DE
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.701220, producing a sum of (for Notes not denominated in Euro):	Euro 35,061,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, *Finanzmarktaufsicht* (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du secteur financier* (CSSF) in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Comissão do Mercado de Valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,449,000 (including 36 days' accrued interest)
(iii)	Estimated total expenses:	AUD 687,500 (comprising a combined management selling and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.40 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0505052786
(iii)	Common Code:	050505278
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional	Not Applicable

	Paying/ Delivery Agent(s) (if any):	
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2178A
TRANCHE NO: 3
USD 250,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 (the "Notes") (to be consolidated and form a single series with the USD 500,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 12 February 2010 and the USD 250,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 11 March 2010)

Issue Price: 101.958 per cent. (plus 119 days' accrued interest from and including 12 February 2010 to but excluding 11 June 2010)

Credit Suisse **Rabobank International** **TD Securities**

The date of these Final Terms is 9 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	2178A
	(ii) Tranche Number:	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	To be consolidated and form a single series on the Issue Date with the USD 500,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 12 February 2010 and the USD 250,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 11 March 2010.
3	Specified Currency or Currencies:	United States dollars (**"USD"**)
4	Aggregate nominal amount:	
	(i) Series:	USD 1,000,000,000
	(ii) Tranche:	USD 250,000,000
5	Issue Price:	101.958 per cent. of the aggregate nominal amount of the Tranche (plus 119 days' accrued interest from and including 12

			February 2010 to but excluding the Issue Date)
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	USD 1,000
7	(i)	Issue Date:	11 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	12 February 2010
8	Maturity Date:		12 December 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 December in each year
	(iii)	Fixed Coupon Amount:	USD 25.00 per Calculation Amount
	(iv)	Broken Amount:	There will be a short first coupon from and including 12 February 2010 to but excluding 12 December 2010, with a broken amount of USD 20.83 per Calculation Amount
	(v)	Day Count Fraction (Condition 1(*a*)):	30E/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons	Yes

		permitted on days other than Interest Payment Dates (Condition 7(*c*)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17,

			notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system
DISTRIBUTION			
36	(i)	If syndicated, names and addresses of Managers:	**Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. of the aggregate nominal amount combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable
GENERAL			
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has		Euro 183,333,500

	been translated into Euro at the rate of 0.733334, producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 11 June 2010. The Notes are to be consolidated and form a single series with the USD 500,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 12 February 2010 and the USD 250,000,000 2.50 per cent. Fixed Rate Notes 2010 due 12 December 2013 issued on 11 March 2010 which are listed on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the

Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	USD 252,898,472.22 (which includes 119 days' accrued interest)
(iii)	Estimated total expenses:	USD 4,062,500 (comprising a combined management, underwriting and selling commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.916 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	From and including the Issue Date to, but excluding, the Exchange Date (as defined in the temporary Global Note) XS0516421806 and thereafter XS0486153413
(iii)	Common Code:	From and including the Issue Date to, but excluding, the Exchange Date (as defined in the

			temporary Global Note) 051642180 and thereafter 048615341
	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
		(i) The Depository Trust Company	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom
12	**General**		Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2231A
TRANCHE NO: 1
NOK 850,000,000 3.250 per cent. Fixed Rate Notes 2010 due 16 June 2014 (the "Notes")

Issue Price of the Original Notes (as defined in Part A hereof): 101.225 per cent.

Issue Price of the Increase Notes (as defined in Part A hereof): 101.125 per cent.

RBC Capital Markets | **Rabobank International**

Credit Suisse | **Daiwa Capital Markets Europe**
Deutsche Bank | **KBC International Group**
TD Securities | **The Royal Bank of Scotland**

Zurich Cantonalbank

The date of these Final Terms is 10 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2231A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 850,000,000
	(ii)	Tranche:	NOK 850,000,000 comprising NOK 500,000,000 in aggregate nominal amount of Original Notes (the "**Original Notes**") and NOK 350,000,000 in aggregate nominal amount of Increase Notes (the "**Increase Notes**").
5	Issue Price:		The Issue Price of the Original Notes is 101.225 per cent. of the aggregate nominal amount of the Original Notes. The Issue Price of the Increase Notes is 101.125 per cent. of the aggregate nominal amount of the Increase Notes.
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000

7	(i) Issue Date:		16 June 2010
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		16 June 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.250 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Date approval for issuance of Notes obtained:		Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.250 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 June in each year commencing on 16 June 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NOK 325 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	As set out in the Conditions
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a))

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

KBC Bank NV
Havenlaan 12
GKD/8742
B-1080 Brussels
Belgium

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zurich
Switzerland

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Issuer has not sought the approval of the Ministry of Finance of the Kingdom of Norway for the Notes to be publicly tradeable in Norway nor has it sought the approval of the Norwegian National Bank for the introduction of the Notes onto the Norwegian market. No offering material in relation to the Notes has therefore been, or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents or citizens of the Kingdom of Norway and that it has not distributed and will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125644, producing a sum of (for Notes not denominated in Euro):	Euro 106,797,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:
Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 June 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,240

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 846,250,000
(iii)	Estimated total expenses:	A combined management, selling and underwriting commission of NOK 13,812,500.

6 Yield *(Fixed Rate Notes only)*	2.921 per cent. per annum in respect of the Original Notes and 2.948 per cent. per annum in respect of the Increase Notes.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0516355749
(iii)	Common Code:	051635574
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depositary Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12	**General**	Applicable
(i)	Time period during which the offer is open:	From and including 10 June 2010 to 30 days from 16 June 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2186A
TRANCHE NO: 2

CAD 35,000,000 2.125 per cent. Fixed Rate Notes 2010 due 4 March 2013 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.125 per cent. Fixed Rate Notes 2010 due 4 March 2013 issued on 4 March 2010 (the "Existing Notes"))

Issue Price: 99.8875 per cent. (plus 103 days' accrued interest from and including 4 March 2010 to but excluding 15 June 2010)

TD Securities

The date of these Final Terms is 11 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2186A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate nominal amount:		
	(i)	Series:	CAD 135,000,000
	(ii)	Tranche:	CAD 35,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes 40 days after the Issue Date)
5	Issue Price:		99.8875 per cent. of the aggregate nominal amount plus 103 days' accrued interest from and including 4 March 2010 to but excluding 15 June 2010
6	(i)	Specified Denominations:	CAD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	CAD 1,000

A11740137

7	(i)	Issue Date:	15 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	4 March 2010
8		Maturity Date:	4 March 2013
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	2.125 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	4 March in each year, commencing on 4 March 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	CAD 21.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a

A11740137

		permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	***The Toronto-Dominion Bank*** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": **Canada** The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Manager will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Manager will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.714286, producing a sum of (for Notes not denominated in Euro):	Euro 25,000,010
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

A11740137

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11740137

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 34,664,755.14
(iii)	Estimated total expenses:	CAD 505,750 (comprising a combined management selling and underwriting commission of CAD 481,250 and Managers' expenses of CAD 24,500)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.166 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	Temporary ISIN: XS0518374953 Permanent ISIN: XS0490106217
(iii)	Common Code:	Temporary Common Code: 051837495 Permanent Common Code: 049010621
(iv)	German WKN-code:	Temporary German WKN-code: A1AX9X

A11740137

		Permanent German WKN-code: A1ATYZ
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12	**General**	Not Applicable

FINAL TERMS

Date: 11 June 2010

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 10,000,000 ROBECO MULTI MARKET BONDS May 09/19 (EUR) (the "Notes")

pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

to be consolidated and form a single series and be fungible with the issue of EUR 90,000,000 ROBECO MULTI MARKET BONDS May 09/19 issued on 28 May 2009 (the "Tranche 1 Notes")

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 8(b), OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

The Offering Circular referred to below (as completed by these Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (ii) below, any offer of Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a "**Relevant Member State**") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(ii) in those Public Offer Jurisdictions mentioned in paragraph 46 of Part A below, provided such person is one of the persons mentioned in paragraph 46 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions contained in the Agency Agreement dated 22 December 2008 and set forth in the Offering Circular dated 22 December 2008 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 21 December 2009. This document constitutes the Final Terms of the securities described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the securities is only available on the basis of the combination of these Final Terms, the Offering Circular dated 21 December 2009 and the Conditions.Copies of such Offering Circulars are available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	3274
	(b)	Tranche Number:	2
			With effect from 40 days following the Issue Date , the Notes issued pursuant to these Final Terms will be consolidated and form a single series and will be fungible with the Tranche 1 Notes details of which are set out in the Final Terms dated 7 April 2009.
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate nominal amount:		
	(a)	Series:	EUR 100,000,000
	(b)	Tranche:	EUR 10,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	EUR 1,000
	(b)	Calculation Amount:	EUR 1,000
7.	(a)	Issue Date:	17 June 2010
			The issue date of the Tranche 1 Notes was 28 May 2009 (the "**Tranche 1 Notes Issue Date**")
	(b)	Interest Commencement Date:	Not Applicable

8.	Maturity Date or Redemption Month:	The later to occur of : (i) 28 May 2019 (the "**Scheduled Maturity Date**"), or (ii) the Deferred Maturity Date (as defined in Annex II)
9.	Interest Basis:	Non-interest bearing
10.	(a) Redemption/Payment Basis:	Equity Linked Redemption
	(b) Protection Amount:	Principal Protection
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Investor Put/Issuer Call/Obligatory Redemption:	Not Applicable
13.	(a) Status of the Notes:	Senior and unsecured
	(b) Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)	No
	(c) Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable
26.	Investor Put: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See item 32 of Part A below and Annex II

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:		Applicable
	(a)	Whether the Notes relate to a single Equity or a Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities):	Single Equity (i) Equity/Equities: Transtrend Reference Portfolio III, partly composed of Class D Ordinary Shares of the Equity Issuer as further set out in Annex II (ii) Equity Issuer(s): Robeco Multi Market SPC in respect of the Class D Ordinary Shares (iii) ISIN/Common Code of the Equity/Equities: Not Applicable
	(b)	Partial Lookthrough Depository Receipt Provisions:	Not Applicable
	(c)	Full Lookthrough Depository Receipt Provisions:	Not Applicable
	(d)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
	(e)	Relevant provisions for determining the Final Redemption Amount:	See Annex II
	(f)	Observation Period(s):	Not Applicable
	(g)	Observation Date(s):	Not Applicable
	(h)	Valuation Date(s)/Averaging Date(s):	Not Applicable
	(i)	Valuation Time:	Not Applicable
	(j)	Disrupted Day:	Applicable
	(k)	Multiplier for each Equity comprising the Basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable

(l)	Trade Date:	10 June 2010
(m)	Relevant Assets:	Not Applicable
(n)	Asset Amount:	Not Applicable
(o)	Cut-off Date:	Not Applicable
(p)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(q)	Clearance System:	Not Applicable
(r)	Additional Disruption Events:	Applicable The following Additional Disruption Events apply: Change in Law Hedging Disruption Increased Cost of Hedging
(s)	Exchange(s):	Not Applicable
(t)	Related Exchange(s):	Not Applicable
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	See Annex II

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions, subject to Annex II
39.	Adjustment for Early Redemption	Applicable

	Unwind Costs:	Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Applicable Amsterdam and Luxembourg
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V., Coolsingel 120, 3011AG Rotterdam, The Netherlands
	(e)	Total commission and concession:	The Dealer (for its own account) has the intention to pay an upfront distribution fee to distributors of up to 1.5% of the Specified Denomination of the Notes sold through such distributor and, unless a Termination Trading Event (as defined in Annex II) has occurred, an annual fee of 0.50% of the net asset value of the Notes outstanding through such distributor.
	(f)	U.S. Selling Restrictions:	TEFRA D
46.	Non exempt Offer:		An offer of the Notes may be made by the Dealer(s) other than pursuant to Article 3(2) of the Prospectus Directive in The Netherlands (**"Public Offer Jurisdictions"**).

47.	Additional selling restrictions:	Applicable **Switzerland:** The Notes have not been authorized in Switzerland nor are these Notes eligible to be offered to the public in Switzerland. The Notes may not be distributed in Switzerland except in accordance with exemptions under Swiss laws. **Bahrein and United Arab Emirates**: No invitation may be made to the public in the Kingdom of Bahrain or the United Arab Emirates to subscribe for the Fund and the documents relating to the Fund are intended to be read by the addressee only, and may not be issued, passed to, or made available to the public generally. In this context "an offer to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the Funds to be offered so as to enable members of the public to decide to purchase or subscribe for the Fund, as the same may be varied in the relevant jurisdiction.
48.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and public offer in the Public Offer Jurisdictions and admission to trading on Euronext Amsterdam by NYSE Euronext pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity Issuer (the **Reference Information**) has been extracted from the Class D Offering Memorandum of the Equity Issuer. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Equity Issuer, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:__________________________
Duly authorised

PART B – OTHER INFORMATION[1]

1. **LISTING AND ADMISSION TO TRADING**

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from, at the earliest, the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 309.50

2. **RATINGS**

Ratings:	Not Applicable

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable by the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 10,000,000
(c)	Estimated total expenses:	Not Applicable

5. **YIELD** (*Fixed Rate Notes only*)

Indication of yield:	Not Applicable

6. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

7. **PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES** (*Index Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** *(Commodity Linked Notes only)*

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Dual Currency Notes only)*

Not Applicable

11. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** *(Equity Linked Notes and Fund Linked Notes only)*

For more information about the synthetic portfolio, Transtrend Reference Portfolio III, please see Annex II. For more information about the underlying Class D shares of the Robeco Multi Market SPC, please see the Offering Memorandum attached hereto as Annex III.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** *(Credit Linked Notes only)*

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	Pending consolidation with the Tranche 1 Notes: XS XS0517687280 Following consolidation with the Tranche 1 Notes: XS0422117530
(b)	Common Code:	Pending consolidation with the Tranche 1 Notes: 051768728 Following consolidation with the Tranche 1 Notes: 042211753
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable

(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Robeco Institutional Asset Management B.V. Coolsingel 120, 3011 AG Rotterdam, The Netherlands

14. **TERMS AND CONDITIONS OF THE OFFER**

(a)	Offer Price:	Issue Price
(b)	Conditions to which the offer is subject:	Not Applicable
(c)	Description of the application process:	Not Applicable
(d)	Details of the minimum and/or maximum amount of application:	The minimum amount for application is EUR 1,000
(e)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	Not Applicable
(f)	Details of the method and time limits for paying up and delivering the Notes	Not Applicable
(g)	Manner in and date on which results of the offer are to be made public:	Not Applicable
(h)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	Not Applicable
(i)	Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	Not Applicable
(j)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable
(k)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	Not Applicable

(l)	Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place:	None

ANNEX I

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE EUR 10,000,000 ROBECO MULTI MARKET BOND MEI 09/19 (EUR) WELKE DOORÉÉNLEVERBAAR ZULLEN ZIJN EN EEN ZELFDE SERIES VORMEN MET DE UITGIFTE VAN EUR 90,000,000 ROBECO MULTI MARKET BONDS MEI 09/19 uitgegeven op 28 MEI 2009 (DE "TRANCHE 1 NOTES")

Gerelateerd aan Transtrends Diversified Trend Program – Enhanced Risk (EUR)

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO MULTI MARKET OBLIGATIE MEI 09/19 (EUR) (de "Notes")

Onder het Euro 10.000.000.000 Rabobank Structured Medium Term Note Programme (hierna: het "**Programma**") geeft Rabobank Structured Products voor EUR 10.000.000 Notes uit.

Deze Nederlandse beschrijving bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Transtrend Referentie Portefeuille III. Informatie over de Transtrend Referentie Portefeuille III is opgenomen in Annex II, onderdeel B, van de Engelstalige Final Terms, gedateerd 11 juni 2010 (de "**Final Terms**")

De waarde van de Transtrend Referentie Portefeuille III is op haar beurt weer afhankelijk van de waardeontwikkeling van de Klasse D Aandelen, die zullen worden uitgegeven door Robeco Multi Market SPC. Informatie over Robeco Multi Market SPC is opgenomen in het Engelstalige Amended and Restated Offering Memorandum gedateerd 1 oktober 2008 en het Engelstalige Amended and Restated Supplemental Offering Memorandum gedateerd april 2009 (tezamen het "**Klasse D Prospectus** "), die zijn bijgevoegd als Annex III.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 21 december 2009, behalve voor wat betreft de Terms and Conditions van de Notes, welke worden vervangen door de Terms and Conditions uit het Engelstalige programma prospectus gedateerd 22 december 2008, en de Final Terms (hierna: de "**Definitieve Voorwaarden**") en het Klasse D Prospectus.

De uitgiftedatum voor de Notes is gesteld op 17 juni 2010.

De Notes worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van EUR 1.000, uitgegeven tegen een uitgifteprijs van EUR 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "**Euroclear**") en Clearstream Banking, société anonyme (hierna: "**Clearstream**"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Aflossing
Elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) het Minimum Aflossingsbedrag van de Note, zoals hieronder gedefinieerd; en

(ii) de waarde van de Transtrend Referentie Portefeuille III drie werkdagen voor de einddatum van de Note vermenigvuldigd met EUR 1.000.

Indien er zich gedurende de looptijd van de Note een zogenaamde "Trading Termination Event" voordoet met betrekking tot de Transtrend Referentie Portefeuille III, is de waarde onder (ii) gelijk aan nul.

In het geval van een dergelijk "Trading Termination Event" wordt zo spoedig mogelijk daarna een bedrag uitbetaald gelijk aan de waarde van de Transtrend Referentie Portefeuille III op dat moment vermenigvuldigd met EUR 1.000 en zullen de Notes op einddatum het Minimum Aflossingsbedrag betalen.

Minimum Aflossingsbedrag
"Minimum Aflossingsbedrag" betekent in dit verband: EUR 1.000, te vermeerderen met de Lock-in Bedragen voor elke keer dat op de Transtrend Referentie Portefeuille III op een dividenddatum een dividend wordt aangekondigd en betaald.

Een dividend wordt uitbetaald ongeveer vijf werkdagen nadat het Lock-in Bedrag (zoals hieronder gedefinieerd) is vastgesteld.

Het Lock-in Bedrag van de Note is gelijk aan het product van:

(a) 50 procent; en
(b) de intrinsieke waarde van de Note op de jaarlijkse Clickdatum minus de hoogste intrinsieke waarde van de Note zoals bepaald op alle voorgaande clickdata (voor de eerste Clickdatum: 100%), en
(c) EUR 1.000,

met een minimum van nul.

De jaarlijkse Clickdatum zal zijn op of omstreeks (vanwege weekeinden en vakantiedagen zal het mogelijk niet altijd de 28e zijn) 28 mei van ieder jaar, voor het eerst op 28 mei 2010 en voor het laatst op 28 mei 2018.

Transtrend Referentie Portefeuille / Robeco Multi Market SPC
De Transtrend Referentie Portefeuille III belegt haar middelen in de Klasse D Aandelen, die zijn uitgegeven door Robeco Multi Market SPC of houdt ze aan als kasgeld. Daarnaast gebruikt de Transtrend Referentie Portefeuille III haar middelen voor het aangaan van transacties die beogen de rentegevoeligheid van de Notes te verlagen.

De Klasse D Aandelen zijn door Robeco Multi Market SPC uitgegeven in samenhang met de zogenaamde Segregated Portfolio D. Robeco Multi Market SPC is een vennootschap met afgescheiden portefeuilles (Segregated Portfolios) gevestigd op de Kaaiman Eilanden.

De Segregated Portfolio D van Robeco Multi Market SPC wordt beheerd door Robeco Institutional Asset Management B.V. en streeft naar koerswinst door te beleggen in een gespreide portefeuille van financiële instrumenten. Robeco Institutional Asset Management B.V. is geregistreerd bij de Autoriteit Financiële Markten in Amsterdam. Het beleggingsproces is ontwikkeld en wordt geïmplementeerd door Transtrend B.V., een dochteronderneming van Robeco, die voor de Segregated Portfolio D van Robeco Multi Market SPC zal optreden als beleggingsadviseur. Transtrend B.V. is een vermogensbeheerder geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Multi Market SPC, Segregated Portfolio D zullen worden behaald.

Verlagen van het renterisico
De intrinsieke waarde van een Note is gelijk aan de waarde van de Transtrend Referentie Portefeuille III plus de waarde van een zero-coupon note. Aangezien renteveranderingen invloed hebben op de waarde van de zero-coupon note zullen deze renteveranderingen ook invloed hebben op de waarde van de Note.

Om de rentegevoeligheid van de Notes te verlagen, zal de Transtrend Referentie Portefeuille III, zolang de waarde daarvan groter is dan een bepaald minimum niveau (zie Annex II, onderdeel B, van de Final Terms), transacties aangaan die als doel hebben het renterisico te verlagen. Door deze transacties zullen renteveranderingen een beoogd tegengesteld effect hebben op de waarde van de Transtrend Referentie Portefeuille III ten opzichte van het effect dat renteveranderingen op de waarde van de zero-coupon notes hebben. Als gevolg zullen de Notes minder gevoelig voor renteveranderingen zijn dan anders van een vergelijkbaar product zal mogen worden verwacht. Hoewel deze transacties het doel hebben het effect van de rente op de waarde van de Notes te verlagen, wil dit niet zeggen dat renteveranderingen helemaal geen invloed op de waardeontwikkeling van de Notes hebben.

Algemeen
De kosten beschreven in sub-paragraaf B-(4)(c) van de Definitieve Voorwaarden worden gedragen door de investeerders in de Notes. Daarnaast worden alle kosten met betrekking tot de Transtrend Referentie Portefeuille III en Robeco Multi Market SPC (Segregated Portfolio D) gedragen op het niveau van de Transtrend Referentie Portefeuille III en Robeco Multi Market SPC (Segregated Portfolio D). Deze kosten zijn beschreven in Annex II, onderdeel B, van de Final Terms en in het Klasse D Prospectus.

Voor de Notes is notering aan Euronext Amsterdam by NYSE Euronext aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod, en kan daardoor afwijken van de gepubliceerde intrinsieke waarde van de Notes.

Deze beschrijving van voornaamste kenmerken van de Notes is een beknopte weergave en vertaling van het Engelstalige Programma, de Definitieve Voorwaarden en de daarbij behorende bijlagen (deze Annex I uitgezonderd). Het Engelstalige Programma, de Definitieve Voorwaarden en de daarbij behorende bijlagen (deze Annex I uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

ANNEX II

A. General Terms of the Notes

1. Interpretation and Definitions of the Notes:

Bond NAV(t)	means, in respect of each Note, the aggregate of the Transtrend Reference Portfolio III at such time and the Zero-Note Value at such time
Lock-In Amount	means, in respect of each Note, an amount equivalent to the product of: (i) 50 per cent., and (ii) the Bond NAV as of the close of business at the Lock-In Calculation Date, less the highest Bond NAV on any Lock-In Calculation Date up to that point (or in case of the first Lock-In Calculation Date, 100%), and (iii) the Specified Denomination subject to a minimum of zero
Lock-In Calculation Date	means, the 28th day of May in each year occurring during the period from and including 28 May 2010, up to and including 28 May 2018
Minimum Redemption Amount(t)	means, in respect of each Note, 100 per cent. of the Specified Denomination, as increased on an annual basis on the Dividend Date with the Lock-In Amount
Zero-Note Value(t)	means, in respect of each Note, (expressed as a percentage) the present value of the Minimum Redemption Amount of such Note, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date of the Notes but which have become due and payable at such time.

2. Final Redemption Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Scheduled Maturity Date at an amount (the "**Final Redemption Amount**") equivalent to the aggregate of:

(i) the Minimum Redemption Amount of such Note; and
(ii) the maximum of (a) the Transtrend Reference Portfolio III as of the Final Redemption Date multiplied by the Specified Denomination, and (b) zero,

provided that if a Trading Termination Event has occurred in respect of the Transtrend Reference Portfolio III prior to the Maturity Date, the amount payable by the Issuer pursuant to sub-paragraph (ii) above on the Maturity Date shall be deemed to be zero.

3. Trading Termination Event Payment Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that a Trading Termination Event has occurred in respect of the Transtrend Reference Portfolio III prior to the Maturity Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency, being the Transtrend Reference Portfolio III multiplied by the Specified Denomination as per the day falling three business days after the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the Maturity Date

4. **Early Redemption Amount**

Subject to paragraph 5 below, for the purposes of Condition 8(b) and Condition 14, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Zero-Note Value of such Note multiplied by the Specified Denomination as at close of business on the day falling three Business Days immediately preceding the event causing the early redemption of such Note (the "**Early Redemption Date**"); plus

(ii) the Transtrend Reference Portofolio III as of the Early Redemption Date multiplied by the Specified Denomination; less

(iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 8(b) or Condition 14, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption; and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that a Trading Termination Event has occurred in respect of the Transtrend Reference Portfolio III prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph 4 sub-paragraphs (a)(ii) above shall be deemed to be zero.

5. **Postponement of Payment**

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) upon a request for redemption by an investor, the proceeds payable by the issuer on the Transtrend Shares have not been or cannot be, calculated by the Equity Issuer, such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) redemptions of the Transtrend Shares are generally suspended by the Equity Issuer:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the Transtrend Reference Portfolio III (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Event Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Trading Termination Deferred Amount**"), the payment of such Trading Termination Deferred Amount by the Issuer shall be deferred.

In the event payments are deferred by means of a Deferred Amount or a Trading Termination Deferred Amount, the Calculation Agent shall determine the redemption proceeds of the Transtrend Shares actually received by the investor. The amount thus obtained shall be used by the Calculation Agent to determine the relevant value of the Transtrend Reference Portfolio III (the "**Deferred Final Payment**"). The Deferred Final Payment shall be payable on 28 June 2019 (the "**Deferred Maturity Date**"). After the Deferred Maturity Date, the Deferred Final Payment shall be deemed to be zero.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

B. **General Terms of the Transtrend Reference Portfolio III**

Accelerated Management Fee Amount	The quotient of: (i) the product of (a) 0.95%, (b) the Bond NAV as per the day of occurrence of the Trading Termination Event or the Early Redemption Date as the case may be, and (c) the number of days from and including the day of occurrence of the Termination Trigger Event to but excluding the Maturity Date, and (ii) 365. Subject to a maximum as determined in accordance with the following formula: $MAX\left[0, F*\left(1-\frac{T}{365*10}\right)\right]$ Whereby, "F" means two and a half percent (2.5%), and "T" means the actual number of days which have elapsed since, but excluding, the Tranche 1 Notes Issue Date The Accelerated Management Fee Amount shall be taken out of the Cash Component (i) on the day occurring three Business Days after the occurrence of a Trading Termination Event, or (ii) on the Early Redemption Date of the Note.
Accrued Interest(t)	Interest on the Cash Component will accrue on a daily basis (Actual/360) at an interest rate equal to the Funding Rate(t)
Actual Multiple(t)	The quotient of: (i) the product of (a) three (3), and (b) Transtrend Component (t), and (ii) the Net Transtrend Reference Portfolio III(t)
Administration and Risk Monitoring Fee(t)	0.30% p.a. on the value of the Transtrend Reference Portfolio III(t), taken out of the Cash Component on a daily basis (Act/365)
Cash Component(t)	(i) Cash Component(t-1), plus (ii) Accrued Interest(t), minus (iii) Transtrend Component Adjustment(t), minus (iv) Management Fee(t), minus (v) Administration and Risk Monitoring Fee(t), plus (vi) any Interest Hedge Component payment with respect to day t, minus if applicable (vii) the Accelerated Management Fee Amount, minus (viii) the Dividend Amount as paid out on the corresponding Dividend Date.
Dividend Amount	In respect of each Dividend Calculation Date, a percentage equivalent to the present value (discounted from the Maturity Date) of the Lock-In Amount, taking into account the funding rate (offer side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date but which have become payable at such time
Dividend Calculation Date	The day occurring three Business Days after the corresponding Lock-In Calculation Date

Dividend Date	In respect of the Dividend Amount calculated on each Dividend Calculation Date, the day occurring two Business Days after such Dividend Calculation Date
Final Redemption Date	The day occurring three Business Days prior to the Scheduled Maturity Date
Funding Level(t)	The Funding Level at any date shall be the rate equal to either of (i) the EUR overnight interbank rate as identified by reference to Bloomberg ticker EUDR1T on that day, or (ii) in case of a revision of the funding rate of Robeco Direct N.V. such other level as shall be determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Funding Rate(t)	An interest rate equal to the Funding Level(t), minus 0.25% for positive values of the Cash Component(t), and plus 0.25% for negative values of the Cash Component(t).
Interest Hedge Component (t)	The Interest Hedge Component shall consist of a synthetic interest rate swap. The initial interest rate swap shall have a notional amount approximately equal to the Aggregate Nominal Amount of the Notes, where a floating rate (6 month's Euribor) is received on a semi-annual basis and a fixed rate (approximately equal to the prevailing 10 year EUR swap rate on or around the Tranche 1 Notes Issue Date) is paid on a semi-annual basis (30/360) approximately, with an effective date equal to the Tranche 1 Notes Issue Date and with a termination date equal to the Final Redemption Date. All payments resulting from the interest rate swap shall be added to or subtracted from the Cash Component. The Calculation Agent shall monitor the ratio of the market value of the interest rate swap per Note (expressed as a percentage) and the Bond NAV (the "Interest Hedge Ratio"). In case the Calculation Agent determines that at any time, the Interest Hedge Ratio exceeds an absolute value of 5%, it shall procure to terminate the existing interest rate swap and enter into a new synthetic interest rate swap whereby the fixed rate is reset to such a value that the market value of the new interest rate swap is approximately equal to zero again. . Upon termination of an existing interest rate swap the market value at that time shall be added to or subtracted from the Cash Component. The interest rate swap will be terminated as soon as reasonably practical after the Transtrend Reference Portfolio III(t), in the sole discretion of the Calculation Agent, has a lower value than the Interest Hedge Termination Trigger(t). In case Transtrend Reference Portfolio III(t), in the sole discretion of the Calculation Agent, subsequently (after termination of the swap as described above) increases again to value higher than the Interest Hedge Activation Trigger(t), the Calculation Agent will as soon as is reasonably practical enter into a new interest rate swap .
Interest Hedge Termination Trigger(t)	Interest Hedge Termination Trigger(t) means at any time:

$$MAX\left[2\%, C*\left(1-\frac{T}{365*10}\right)\right]$$

Whereby,
"C" means seven percent (7%), and
"T" means the actual number of days which have elapsed since, but excluding, the Tranche 1 Notes Issue Date

Interest Hedge Activation Trigger(t)

Interest Hedge Activation Trigger(t) means at any time:

$$MAX\left[2.25\%, C*\left(1-\frac{T}{365*10}\right)\right]$$

Whereby,
"C" means eight percent (8%), and
"T" means the actual number of days which have elapsed since, but excluding, the Tranche 1 Notes Issue Date

Management Fee(t)

0.95% p.a. on the Bond NAV(t), taken out of the Cash Component on a daily basis (Act/365)

Net Transtrend Reference Portfolio III(t)

The value of the Transtrend Reference Portfolio III(t) without taking into account the value of the Interest Hedge Component(t)

Performance Component(t)

The quotient of Transtrend Reference(t) and Transtrend Reference(t-1)

Scheduled Multiple(t)

The minimum of:

(i) 2.25, and
(ii) the quotient of (a) the Bond NAV(t) and (b) the Net Transtrend Reference Portfolio III(t)

The Scheduled Muliple shall be equal to zero upon and after occurrence of a Termination Trading Event and on and after the Final Redemption Date

Target Transtrend Component(t)

The quotient of:

(i) the product of (a) the Scheduled Multiple(t), and (b) the Net Transtrend Reference Portfolio III(t), and
(ii) three (3)

Trading Termination Event

A Trading Termination Event shall occur, if at any time the Transtrend Reference Portfolio III(t), in the sole discretion of the Calculation Agent, has a lower value than the Termination Trigger(t).

Termination Trigger(t)

Termination Trigger(t) means at any time:

$$MAX\left[1\%, C*\left(1-\frac{T}{365*10}\right)\right]$$

Whereby,
"C" means three percent (3%), and
"T" means the actual number of days which have elapsed since, but excluding, the Tranche 1 Notes Issue Date

Transtrend Component(t)	(i) Transtrend Component(t-1) multiplied by (ii) the Performance Component(t) plus (iii) Transtrend Component Adjustment(t)
Transtrend Component Adjustment(t)	(i) On the day occurring three Business Days after the corresponding Transtrend Component Reset Observation Date, up to the Final Redemption Date or Trading Termination Event, calculated as (a) Target Transtrend Component at the last Transtrend Component Reset Observation Date minus (b) Transtrend Component at the last Transtrend Component Reset Observation Date, and (ii) On each other date, zero
Transtrend Component Reset Observation Date(t)	(i) A day as per which the Calculation Agent determines that the Actual Multiple(t) is either greater than 110% of the Scheduled Multiple(t), or less than 90% of the Scheduled Multiple(t), and (ii) three Business Days prior to the end of each month.
Transtrend Reference(t)	The indicative NAV of the Transtrend Shares as determined by the independent risk manager of the Transtrend Shares in good faith and in a commercially reasonable manner.
Transtrend Reference Portfolio III(t)	A percentage, calculated as the sum of (i) Transtrend Component(t), (ii) Cash Component(t), and Interest Hedge Component(t) per Note (expressed as a percentage).
Transtrend Shares	Robeco Multi Market SPC, Class D Ordinary Shares, each having a par value of EUR 0.00001 per Share as described in the Robeco Multi-Market Offering Memorandum (see Annex II).

ANNEX III

Class D Offering Memorandum

EXECUTION COPY

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2234A
TRANCHE NO: 1
EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 (the "Notes")

Issue Price: 99.851 per cent.

BNP PARIBAS **Credit Suisse** **Rabobank International**

The date of these Final Terms is 15 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2234A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 1,000,000,000
	(ii)	Tranche:	EUR 1,000,000,000
5	Issue Price:		99.851 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	17 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to June 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.45 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	17 June, 17 September, 17 December and 17 March in each year commencing on 17 September 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		– Reference Rate:	3-month Euribor
		– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
		– Relevant Screen	Reuters EURIBOR01

Page:

(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.45 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation	As set out in the Conditions

		Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to	No

	Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**BNP PARIBAS** 10 Harewood Avenue London NW1 6AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ

		United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.15 per cent. of the aggregate nominal amount combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,200

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the certificate, a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 997,010,000
(iii)	Estimated total expenses:	Euro 1,500,000 (comprising a combined management, underwriting and selling commission)

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic Euribor rates can be obtained from Bloomberg

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

	(ii)	ISIN:	XS0518422513
	(iii)	Common Code:	051842251
	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number:	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom
12	**General**		Applicable
	(i)	Time period during which the offer is open:	30 days from 17 June 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2010 JUL 15 P 12:42
[illegible]

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2163A
TRANCHE NO: 5

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 (the "Notes")

(to be consolidated and form a single series with the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 27 January 2010, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 5 March 2010, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 8 April 2010 and the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2010 due 27 January 2015 issued on 11 May 2010) (the "Existing Notes"))

Issue Price: 103.975 per cent. (plus 142 days' accrued interest from and including 27 January 2010 to but excluding 18 June 2010)

Rabobank International **TD Securities**

The date of these Final Terms is 16 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2163A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,550,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes on the Issue Date)
5	Issue Price:		103.975 per cent. of the aggregate nominal amount plus 142 days' accrued interest from and including 27 January 2010 to but excluding 18 June 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof

	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	18 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2010
8	Maturity Date:		27 January 2015
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year, commencing on 27 January 2011 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe

			London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.121148, producing a sum of (for Notes not denominated in Euro):	Euro 30,287,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11599566

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

A11599566

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 259,015,410.96 (including 142 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,812,500 (comprising a combined management selling and underwriting commission of NOK 4,687,500 and Managers' expenses of NOK 125,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.059 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0479655432
(iii)	Common Code:	047965543
(iv)	German WKN-code:	A1ASDE
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

		Euroclear and Clearstream, Luxembourg and the relevant number(s):	
		(i) The Depository Trust Company	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom
12	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2239A
TRANCHE NO: 1

ZAR 350,000,000 6.875 per cent. Fixed Rate Notes 2010 due 15 June 2011 (the "Notes")

Issue Price: 100.83 per cent.

TD Securities

The date of these Final Terms is 17 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2239A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate nominal amount:		
	(i)	Series:	ZAR 350,000,000
	(ii)	Tranche:	ZAR 350,000,000
5	Issue Price:		100.83 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	ZAR 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	ZAR 10,000
7	(i)	Issue Date:	21 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 June 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	6.875 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.875 per cent. per annum payable on the Interest Payment Date
	(ii) Interest Payment Date(s):	15 June 2011
	(iii) Fixed Coupon Amount(s):	Not Applicable
	(iv) Broken Amount:	ZAR 676.20 per Calculation Amount
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	ZAR 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on	No

A11740137

	which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.90 per cent. selling commission 0.10 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption:	Not Applicable
39		Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering

		Circular under "Plan of Distribution": **Republic of South Africa** The Dealer will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person or corporate or other entity resident in the Republic of South Africa except (a) in accordance with the exchange control regulations of the Republic of South Africa and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations and the Companies Act 1973 and the Financial Advisory and Intermediary Services Act 2002
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.106289, producing a sum of (for Notes not denominated in Euro):	Euro 37,201,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A11740137

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	Euro 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 349,300,000
(iii)	Estimated total expenses:	ZAR 3,605,000 (comprising a selling commission and a combined management and underwriting commission of ZAR 3,500,000 and Dealer's expenses of ZAR 105,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.981 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0519072135
(iii)	Common Code:	051907213
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

A11740137

RECEIVED
2010 JUL 15 P 12:43

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2236A
TRANCHE NO: 1
USD 20,000,000 Zero Coupon Callable Notes 2010 due 23 June 2040 (the "Notes")

Issue Price: 100 per cent.

The Royal Bank of Scotland plc

The date of these Final Terms is 21 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2236A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("**USD**")
4	Aggregate nominal amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	23 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 June 2040
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at maturity at 512.76402265 per cent. Redemption under items 24 and 27 of Part A at the relevant amount specified in the Annex
12	Change of Interest or Redemption/ Payment Basis:		Not applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.60 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(iii) Any other formula/basis of determining amount payable:	See item 22(ii) of Part A below
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	23 June 2011, 23 June 2016, 23 June 2021, 23 June 2026, 23 June 2031 and 23 June 2036
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	Redemption will be in accordance with the following formula: *(Nominal Amount * Issue Price) * (1 + Accrual Yield)*^{n} Where: n = number of full years since the Value Date Value Date = 23 June 2010
	(iii) If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of**	USD 5,127,640.23 per Calculation Amount

	each Note		
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates	Yes

	(Condition 7(*c*)):	
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York City and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.828767, producing a sum of (for Notes not denominated in Euro):	EUR 16,575,340
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on The Luxembourg Stock Exchange with effect from 23 June 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0518188817
(iii)	Common Code:	051818881
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General

Not Applicable

Annex

Optional Redemption Date	Optional Redemption Amount (USD)	Redemption Price (%)
23 June 2011	21,120,000.00	105.60000000
23 June 2016	27,734,063.45	138.67031727
23 June 2021	36,419,425.93	182.09712965
23 June 2026	47,824,747.62	239.12373809
23 June 2031	62,801,826.94	314.00913472
23 June 2036	82,469,216.55	412.34608273

DMS#1308057 v.7

AMENDED AND RESTATED FINAL TERMS

These Amended and Restated Final Terms amend, restate and replace in its entirety the Final Terms dated 27 May 2010 relating to the Notes.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2226A
TRANCHE NO: 1
SGD 90,000,000 Fixed Rate Notes 2010 due 1 June 2011 (the 'Notes')

Issue Price: 100.00 per cent.

BNP Paribas

The date of these Final Terms is 22 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2226A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Singapore Dollar ("SGD")
4	Aggregate nominal amount:		
	(i)	Series:	SGD 90,000,000
	(ii)	Tranche:	SGD 90,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	SGD 250,000
	(ii)	Calculation Amount:	SGD 250,000
7	(i)	Issue Date:	1 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 June 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		1.00 per cent. Fixed Rate *(further particulars specified below)*
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.00 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	1 December 2010 and the Maturity Date.
	(iii)	Fixed Coupon Amount:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/365 (Fixed) adjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		SGD 250,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per	As set out in the Conditions

		Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Singapore and TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/ Dealer's Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
38		Applicable TEFRA exemption:	Not Applicable

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.571429,producing a sum of (for Notes not denominated in Euro):	EUR 51,428,610
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and admit to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Notes of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0513347012
(iii)	Common Code:	051334701
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General

Not Applicable

FINAL TERMS

COOPERATIVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 2237A
TRANCHE NO: 1

USD 20,000,000 Callable Zero Coupon Notes 2010 due 24 June 2040 (the "Notes")

Issue Price: 100.00 per cent.

Citi

The date of these Final Terms is 22 June 2010

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	2237A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate nominal amount:	
	(i) Series:	USD 20,000,000
	(ii) Tranche:	USD 20,000,000
5	Issue Price:	100.00 per cent, of the aggregate nominal amount
6	(i) Specified Denominations:	USD 1,000,000
	(ii) Calculation Amount:	USD 1,000,000
7	(i) Issue Date:	24 June 2010
	(ii) Interest Commencement Date	Not Applicable
	(if different from the Issue Date):	Not Applicable
8	Maturity Date:	24 June 2040
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	512.764023 per cent. of the Aggregate nominal amount at the Maturity Date
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable

18 **Zero Coupon Note Provisions** — Applicable

(i) Amortisation Yield (Condition 7(b)): 5.60 per cent. per annum

(ii) Day Count Fraction (Condition 1(a)): 30/360 unadjusted

(iii) Any other formula/basis of determining amount payable: Not Applicable

19 **Index Linked Interest Note Provisions** — Not Applicable

20 **Equity Linked Interest Note Provisions** — Not Applicable

21 **Dual Currency Note Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 **Call Option** — Applicable

(i) Optional Redemption Date(s): The Issuer has the right to call the Notes in every third year from and including 24 June 2011 to and including 24 June 2038

(ii) Optional Redemption Amount(s) each Note and method, if any, of calculation of such amount(s): The relevant Optional Redemption Amount shall be pro rated by the Calculation Agent, taking into account the holding of each Noteholder and shall be paid as follows:

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Calculation Amount	Optional Redemption Amount per Calculation Amount (USD)
24 June 2011	105.600000%	1,056,000.00
24 June 2014	124.352830%	1,243,528.30
24 June 2017	146.435855%	1,464,358.55
24 June 2020	172.440464%	1,724,404.64
24 June 2023	203.063065%	2,030,630.65
24 June 2026	239.123738%	2,391,237.38
24 June 2029	281.588196%	2,815,881.96
24 June 2032	331.593646%	3,315,936.46
24 June 2035	390.479245%	3,904,792.45
24 June 2038	459.821961%	4,598,219.61

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business

		Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 5,127,640.23 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition *7(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition *7(h))* or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(*i*)):	As set out in Conditions
(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 **Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the

Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.823129, producing a sum of (for Notes not denominated in Euro):	Euro 16,462,580
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B - OTHER INFORMATION

1	**Listing**	
	(i) Listing:	Luxembourg Stock Exchange
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 June 2010
	(iii) Estimate of total expenses related to admission to trading:	EUR 6,700
2	**Ratings**	
	Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Operational information**

(i) Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii) ISIN:	XS0518508311
(iii) Common Code:	051850831
(iv) German WKN-code:	Not Applicable
(v) Private Placement number:	Not Applicable
(vi) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
(vii) Delivery:	Delivery against payment
(viii) Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix) Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Stre London EC2N 2DB, United Kingdom

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2247A
TRANCHE NO: 1
EUR 5,000,000 Floating Rate Notes 2010 due 24 June 2011 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 22 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2247A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	24 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to 24 June 2011
9	Domestic Note (if Domestic		No

	Note, there will be no gross-up for withholding tax):		
10	Interest Basis:		3 months EURIBOR minus 0.04 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Each of 24 March, 24 June, 24 September and 24 December in each year commencing from (and including) 24 September 2010 to (and including) the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	As set out in the Conditions
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix)	ISDA Determination	Applicable

	(Condition 1(*a*)):		
	–	Floating Rate Option:	EUR-EURIBOR-Reuters
	–	Designated Maturity:	3 months
	–	Reset Date:	Two TARGET Business Days prior to the start of each Interest Period
	–	ISDA Definitions *(if different from those set out in the Conditions):*	Applicable
(x)	Margin(s):		minus 0.04 per cent. per annum
(xi)	Minimum Rate of Interest:		Not Applicable
(xii)	Maximum Rate of Interest:		Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):		Actual/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each**	Not Applicable

	Note	
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent

		Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Not Applicable
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0520045781
(iii)	Common Code:	052004578
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

	(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands
5	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2144A
TRANCHE NO: 3

CAD 35,000,000 3.00 per cent. Fixed Rate Notes 2010 due 22 January 2015 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 3.00 per cent. Fixed Rate Notes 2009 due 22 January 2015 issued on 22 December 2009 and the CAD 50,000,000 3.00 per cent. Fixed Rate Notes 2009 due 22 January 2015 issued on 1 April 2010 (the "Existing Notes"))

Issue Price: 100.375 per cent. plus 185 days' accrued interest

RBC Capital Markets

The date of these Final Terms is 23 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the "Conditions"), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2144A
	(ii)	Tranche Number:	3
			The Notes will be consolidated and form a single series with the Existing Notes on the Exchange Date.
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate nominal amount:		
	(i)	Series:	CAD 185,000,000
	(ii)	Tranche:	CAD 35,000,000
5	Issue Price:		100.375 per cent. of the aggregate nominal amount plus 185 days' accrued interest
~~6~~	~~(i)~~	~~Specified Denominations:~~	~~CAD 1,000 and integral multiples thereof~~
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	25 June 2010
	(ii)	Interest Commencement Date (if different from the Issue	22 December 2009

	Date):	
8	Maturity Date:	22 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(iii) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, from and including 22 January 2011 to and including the Maturity Date. For the avoidance of doubt there shall be a long first coupon in respect of the first Interest Period (the "**Long First Coupon**")
	(iii)	Fixed Coupon Amount(s):	CAD 30.00 per Calculation Amount
	(iv)	Broken Amount:	CAD 32.55 per Calculation Amount payable on 22 January 2011, in respect of the Long First Coupon
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent

		Global Note not less than 40 days after the Issue Date (the "Exchange Date") which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager:	Not Applicable

	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London, EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.656977, producing a sum of (for Notes not denominated in Euro):	Euro 22,994,195
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Existing Notes have already been admitted to trading on the Luxembourg Stock Exchange's Regulated Market
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) [has been requested to provide/has provided - include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] each of the [*Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Finanstilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 35,007,191.78 (including 185 days' accrued interest)
(iii)	Estimated total expenses:	CAD 656,250 (comprising a combined management selling and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.908 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0473587441
	Temporary ISIN	XS0520309609
(iii)	Common Code:	047358744
	Temporary Common Code	052030960
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2185A
TRANCHE NO: 4

NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 (the "Notes")

(to be consolidated and form a single series with the NZD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 23 February 2010, the NZD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 1 April 2010 and the and the NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 18 May 2010) (the "Original Notes")

Issue Price: 101.885 per cent. plus 122 days' accrued interest from and including 23 February 2010 to but excluding 25 June 2010

TD Securities **Rabobank International**

The date of these Final Terms is 23 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May, 2009 and set forth in the Offering Circular dated 8 May, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2185A
	(ii)	Tranche Number:	4 To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate nominal amount:		
	(i)	Series:	NZD 200,000,000
	(ii)	Tranche:	NZD 25,000,000
5	Issue Price:		101.885 per cent. of the Aggregate nominal amount plus 122 days' accrued interest from and including 23 February 2010 to but excluding 25 June 2010
6	(i)	Specified Denominations:	NZD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	NZD 1,000

7	(i)	Issue Date:	25 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 February 2010
8		Maturity Date:	16 December 2013
9		Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10		Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 December in each year, commencing with a short first coupon payable on 16 December 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 55.00 per Calculation Amount
	(iv)	Broken Amount:	NZD 44.60 per Calculation Amount in respect of the period from, and including 23 February 2010 to but excluding, 16 December 2010
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Auckland, London and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL

		United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**<u>New Zealand</u>** For the purpose of this issue of Notes only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.513514, producing a sum of (for Notes not denominated in Euro):	Euro 12,837,850
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 25 June 2010 The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 25,504,589.04 (including 122 days' accrued interest)
(iii)	Estimated total expenses:	NZD 426,250 (comprising a combined management selling and underwriting commission of NZD 406,250 and Managers' expenses of NZD 20,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.894 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0488146464
(iii)	Common Code:	048814646
(iv)	German WKN-code:	A1ATPK
(v)	Valoren Code:	CH11025421
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12	**General**	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2235A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2010 due 25 June 2040 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 23 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 6, 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2235A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	25 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 June 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	514.22274 per cent. of the Aggregate Nominal Amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.61 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Every five (5) years, from (and including) 25 June 2011 to (and including) 25 June 2036.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Date	Call Price	Amount per Note:
25-Jun-11	105.6100%	105,610.00
25-Jun-16	138.7491%	138,749.13
25-Jun-21	182.2869%	182,286.90
25-Jun-26	239.4863%	239,486.30
25-Jun-31	314.6342%	314,634.18
25-Jun-36	413.3625%	413,362.53

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days (for which the Business Centres shall be London and New York) prior to the relevant Optional Redemption Date

23 **Put Option** Not Applicable

24 **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note** USD 514,222.74 per Calculation Amount

25 **Final Redemption Amount (Equity Linked Redemption Notes) of each Note** Not Applicable

26 **Final Redemption Amount (Index Linked Redemption Notes) of each Note** Not Applicable

27 **Early Redemption Amount**

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for — As set out in the Conditions

		taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom

		If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Applicable **Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.823129 producing a sum of (for Notes not denominated in Euro):	EUR 8,231,290
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0518537252
(iii)	Common Code:	051853725
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

6 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2246A
TRANCHE NO: 1
GBP 101,000,000 Floating Rate Notes 2010 due 25 June 2011 (the "Notes")

Issue Price: 100 per cent.

Deutsche Bank AG, London Branch

The date of these Final Terms is 23 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2246A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 101,000,000
	(ii)	Tranche:	GBP 101,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	~~(ii)~~	~~Calculation Amount:~~	~~GBP 50,000~~
7	(i)	Issue Date:	25 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 25 June 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP LIBOR BBA +0.06 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Quarterly on 25 September 2010, 25 December 2010, 25 March 2011 and the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)(Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Deutsche Bank AG, London Branch
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.06 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

		day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.200000, producing a sum of (for Notes not denominated in Euro):	EUR 121,200,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 25 June 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 895

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4	**Operational information**	
(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Securities are intended upon issue to be deposited with (i) one of the ICSDs as common safekeeper or (ii) Clearstream Banking AG, Frankfurt, and does not necessarily mean that the Securities will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0520341248
(iii)	Common Code:	052034124
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

5	**General**	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 15

AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 6 November 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 25 November 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 December 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 11 January 2010, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 16 February 2010, the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 23 March 2010, the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 30 April 2010 and the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 25 May 2010 (the "Existing Notes"))

Issue Price: 100.675 per cent. (plus 336 days' accrued interest from and including 27 July 2009 to but excluding 28 June 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 24 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated May 8, 2009 and set forth in the Offering Circular dated 8 May, 2009 and the supplemental Offering Circulars dated 23 October, 2009 and 8 December, 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May, 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	15
3	Specified Currency or Currencies:		Australian Dollars (**"AUD"**)
4	Aggregate nominal amount:		
	(i)	Series:	AUD 1,250,000,000
	(ii)	Tranche:	AUD 100,000,000
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:		(to be consolidated and form a single series with the Existing Notes on the Issue Date)
5	Issue Price:		100.675 per cent. of the aggregate nominal Amount plus 336 days' accrued interest from and including 27 July 2009 to but excluding 28 June 2010
6	(i)	Specified Denominations:	AUD 1,000

	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	28 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009
8	Maturity Date:		27 July 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names	**The Toronto-Dominion Bank** Triton Court

		and addresses of Managers:	14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.574258 producing a sum of (for Notes not denominated in Euro):	Euro 57,425,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 28 June 2010. The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 104,333,013.70 (including 336 days' accrued interest)
(iii)	Estimated total expenses:	AUD 1,405,000 (comprising a combined management, selling and underwriting commission of AUD 1,375,000 and Managers' expenses of AUD 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.144 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2224A
TRANCHE NO: 2
NOK 250,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 1,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 1 June 2010) (the "Original Notes")

Issue Price: 100.4375 per cent. plus 27 days' accrued interest from and including 1 June 2010 to but excluding 28 June 2010
in respect of

Rabobank International **TD Securities**

The date of these Final Terms is 24 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2224A
	(ii)	Tranche Number:	2 To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,250,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		100.4375 per cent. of the aggregate nominal amount plus 27 days' accrued interest from and including 1 June 2010 to but excluding 28 June 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	28 June 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 June 2010

8	Maturity Date:		15 August 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 August in each year, commencing with a long first coupon payable on 15 August 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NOK 300 per Calculation Amount
	(iv)	Broken Amount:	NOK 361.64 per Calculation Amount in respect of the period from and including 1 June 2010 to but excluding 15 August 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	15 August in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a))

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL

		United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Issuer has not sought the approval of the Ministry of Finance of the Kingdom of Norway for the Notes to be publicly tradeable in Norway nor has it sought the approval of the Norwegian National Bank for the introduction of the Notes onto the Norwegian market. No offering material in relation to the Notes has therefore been, or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents or citizens of the Kingdom of Norway and that it has not distributed and will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125134, producing a sum of (for	Euro 31,283,500

Notes not denominated in Euro):

43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from Issue Date. The Notes are to be consolidated and form a single series with the Original Notes issued on 1 June 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial

Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 248,086,044.52 (including 27 days' accrued interest)
(iii)	Estimated total expenses:	NOK 3,562,500 (comprising a combined management, selling and underwriting commission of NOK 3,437,500 and Managers' expenses of NOK 125,000).

6 Yield	2.848 per cent. per annum
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0512076885
(iii)	Common Code:	051207688
(iv)	German WKN-code:	A1AXMY
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11339742
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i)	The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street

		London EC2N 2DB United Kingdom

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2294A
TRANCHE NO: 1
ZAR 470,000,000 7.00 per cent. Fixed Rate Notes 2 July 2010 due 28 June 2011

Issue Price: 100 per cent.

JP Morgan

The date of these Final Terms is 30 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2294A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ('ZAR')
4	Aggregate nominal amount:		
	(i)	Series:	ZAR 470,000,000
	(ii)	Tranche:	ZAR 470,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	ZAR 10,000
	(ii)	Calculation Amount:	ZAR 10,000
7	(i)	Issue Date:	2 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 June 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		7.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable

15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.00 per cent. per annum payable in arrear on the Interest Payment Date
	(ii)	Interest Payment Date(s):	28 June 2011
	(iii)	Fixed Coupon Amount[(s)]:	Not Applicable
	(iv)	Broken Amount:	ZAR 692.33 per Calculation Amount
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	ZAR 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption**	Not Applicable

	Notes) of each Note		
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes	No

only) (Condition 10(*f*)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, TARGET and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer		**J.P. Morgan Securities Ltd.** 125 London Wall, London EC2Y 5AJ
38	Applicable TEFRA exemption:		Not Applicable
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under Plan of Distribution: **Republic of South Africa** The Dealer will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person or corporate or other entity resident in the Republic of South Africa except (a) in accordance with the exchange control regulations of the Republic of South Africa and (b) to any entity resident or within the Republic of South Africa. in accordance with the Commercial Paper Regulations and the Companies Act 1973 and the Financial Advisory and Intermediary Services Act 2002
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.106364, producing a sum of (for Notes not denominated in Euro):	Euro 49,991,080
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 2 July 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 715,-

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates a strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	ZAR 470,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)* 7.00 per cent.

Indication of yield: The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0523147808
(iii)	Common Code:	052314780
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable